Exhibit 99.1

2017-04-25

PRESS RELEASE

Conversion of SEK 42M convertible loan in Oasmia

Uppsala, Sweden April 25, 2017 – Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) announce that the convertible loan of SEK 42,000,193.20 (series 2017:1) will be fully converted to shares.

In March 2017, Oasmia issued a convertible loan worth SEK 42,000,193.20 which mature on 25 April 2017 unless conversion is called upon before that by the convertible holders or the Company. Oasmia announce that full conversion has been called upon by the convertible holders and that the full convertible loan, corresponding to SEK 42,000,193.20, will be converted to 7,058,856 shares in Oasmia.

The full conversion to shares of the convertible loan entails that the number of shares in Oasmia increases by 7,058,856 from 119,039,310 to 126,098,166 and that the share capital increases by SEK 705,886 from SEK 11,903,931 to SEK 12,609,817. The dilution effect of the full conversion is approximately 5.6 per cent.

For more information, please contact:

Julian Aleksov, Acting Executive Chairman

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important Information

Issuance, publication or distribution of this press release in could in certain jurisdictions be unlawful. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ) nor anyone else. Any securities referred to in this communication may not be offered or sold in any jurisdiction absent registration under applicable securities laws or an exemption from registration.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on 25 April 2017.